Form 10-K, Exhibit 13
period 1996-12-31
RIGHTCHOICE MANAGED CARE INC
filed 1997-03-31
CIK 921766

Exhibit 13.2

                     Selected Consolidated Financial Data

                                     Year ended December 31,
                             1996      1995      1994      1993      1992
                              (in thousands, except per share data)
  Revenues               $653,375  $591,880  $583,580  $575,615  $541,163
  Operating expenses      666,954   572,847   556,943   550,501   518,187
  Operating (loss)
     income               (13,579)   19,033    26,637    25,114    22,976
  Investment income, net   17,532    18,344    15,764    23,288    15,940
  Other, net               (5,320)   (3,327)     (640)     (859)     (200)
  Net (loss) income        (2,027)   23,570    26,584    19,998(c) 25,320
  (Loss) earnings
     per share            $ (0.11)   $ 1.26

  Pro forma data: (a)
  Pro forma operating income                 $ 23,712  $ 20,747  $ 18,862
  Pro forma net income                         24,683    17,159(c) 22,605
  Pro forma earnings per share (b)           $   1.49  $    .94(c)

Consolidated balance sheet data

                                            December 31,
                             1996      1995      1994      1993      1992
                                   (in thousands, except per share data)
  Total assets           $532,144  $516,388  $433,605  $354,491  $307,311
  Long-term obligations    86,776    89,060    31,013    25,136    12,805
  Shareholders' equity    172,954   173,221   135,425    82,247    62,249
  Available cash and
      investments (d)      48,472    56,753    72,854
  Book value per share   $   9.26  $   9.27  $   7.25
  Tangible book
      value per share        4.76      4.93      7.10

(a) Prior to its initial public offering in August 1994, the company was not subject to premium taxes levied by the State of Missouri. Pro forma data reflect the premium taxes that would have been recorded, net of income tax, had the company been subject to such premium taxes.

(b) Pro forma earnings per share were calculated as explained in Note 2 of the Notes to Consolidated Financial Statements.

(c) Reflects impact of cumulative effect of accounting changes for postretirement benefits other than pensions and postemployment benefits aggregating $10,437, net of income tax, or $.57 per share.

(d) Amounts represent cash and investments available for general corporate use without regulatory approval.

               Management's Discussion and Analysis of Financial
                         Condition and Results of Operations

             The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto.

Results of operations

Premium revenue

The following table sets forth premium revenue (in thousands) by product group for the years ended December 31, 1996, 1995, and 1994:
                                       For the year ended December 31,
     Product Group                     1996          1995          1994
       PPO:
         Alliance PPO              $234,720      $272,769      $314,050
         AllianceChoice POS          75,700        22,560
         HMO (includes other POS)   139,457        95,927        86,312
         Medicare supplement         98,038       104,396       106,852
         Managed indemnity           16,425        23,045        27,233
         Other specialty services    30,709        19,725        11,759

           Total premium revenue    595,049       538,422       546,206

         ASO/Self-funded and
            other income             58,326        53,458        37,374

           Total revenues          $653,375      $591,880      $583,580

Operating ratios

The following table sets forth selected operating ratios. The medical loss ratio reflects health care services expense as a percentage of premium revenue. All other ratios are shown as a percentage of premium revenue and fees and other income combined:

                                         For the year ended December 31,
                                         1996          1995          1994

         Operating revenues:
           Premium revenue               91.1%         91.0%         93.6%
           Fees and other income          8.9%          9.0%          6.4%
                                        100.0%        100.0%        100.0%
        Operating ratios:
           Medical loss ratio            82.6%         76.1%         74.8%
           Commission expense             4.1%          3.3%          3.5%
           General and administrative
               expense                   22.0%         23.7%         22.2%*

   *includes pro forma premium taxes

Membership

The following table sets forth the number of members by product category:

                                             December 31,         % Increase/
Product Group                             1996         1995       (Decrease)

  Underwritten:
    PPO:
      Alliance PPO                     193,349      226,007        (14.4)%
      AllianceChoice POS               102,707       48,664        111.1
    HMO:
      Commercial (includes other POS)  103,786       70,846         46.5
      BlueCHOICE Senior                  5,452        3,954         37.9
      BlueCHOICE Medicaid (MC+)          5,063
    Medicare supplement                 68,528       75,088         (8.7)
    Managed indemnity                   10,979       13,431        (18.3)
                                       489,864      437,990         11.8
  Self-funded:
    PPO                                110,001      126,008        (12.7)
    HMO                                 16,551       14,396         15.0
    ASO (includes HealthLink):
       Workers' Compensation           310,891      161,580         92.4
       Other ASO*                      925,941      843,383          9.8
       Total membership              1,853,248    1,583,357         17.0

*1996 does not include 643,311 additional third-party administrator members that are part of The EPOCH Group, L.C., a joint venture with Blue Cross and Blue Shield of Kansas City formed in December 1995.

Comparison of results for 1996 to the results for 1995 Revenues

Underwritten

  Premium revenue increased $56.6 million to $595.0 million in 1996 from $538.4 million in 1995. As described below, components of premium revenue were affected by product mix shifts, new product introductions, and other factors as the company continued the positioning of its managed care product portfolio; and, as a result, such changes may not be indicative of future periods.

  PPO premium revenues increased $15.1 million - $21.8 million due to a 9.8% increase in member months and a $6.7 million decrease in revenue resulting from a 4.2% net decrease in premium rates. Rates decreased slightly due to two main factors. First, in November 1994, the company introduced a new managed care drug product, AllianceRx, which is sold to members on a separate product basis; prior to this, the drug benefit was typically included as part of the basic PPO medical program. The resulting shift in revenue from the PPO products to other specialty services is more pronounced in 1996 than in the prior year due to the gradual penetration of AllianceRx throughout 1995 and 1996. Second, the company experienced a shift in membership to AllianceChoice, a lower cost, non gatekeeper point of service (POS) product. As evidence of this shift, Alliance PPO membership decreased by 32,700 members in 1996 while AllianceChoice POS membership increased by 54,000 over the same time period. The company intends to expand its PPO offering into Illinois in the first quarter of 1997.

  HMO premium revenue increased $43.5 million, or 45.4% -- $50.5 million due to a 50.3% increase in member months partially offset by a $7.0 million decrease due to a 3.3% net reduction in premium rates. Net premium rates have declined due to HMO competition in the company's HMO service areas. Membership increases are due to the introduction and positive momentum of new products -BlueCHOICE Individual (introduced in November
1994), BlueCHOICE Senior (introduced in April 1995), HealthNet Blue POS (introduced in March 1995), and BlueCHOICE Medicaid (introduced in March
1996). These four products collectively account for approximately 34,900 underwritten members at December 31, 1996, which is an increase of 19,900 over December 31, 1995. In addition, the company's arrangement with Freeman Hospitals and Health System, beginning in July 1995, has enabled the BlueCHOICE HMO and POS products to be offered in the six-county area surrounding Joplin, Missouri. As of December 31, 1996, there were approximately 7,700 members enrolled in products sold through this arrangement with Freeman, representing an increase of 5,200 members over December 31, 1995. The company expects future enrollment growth in these relatively new products.

  Premium revenue from Medicare supplement decreased by $6.4 million in 1996, due to a 10.3% decrease in member months, partially offset by a 4.7% increase in premium rates. Membership declines are partially attributable to members shifting to BlueCHOICE Senior, a Medicare-risk program, which provides medical benefits at least as comprehensive as Medicare benefits for persons eligible to receive Medicare at no additional cost to the member. The company markets its BlueCHOICE Senior product as part of its strategy to direct existing customers to more intensely managed health care products.

  Managed indemnity premium revenue decreased by $6.6 million due primarily to a 33.3% decline in member months, consistent with the company's strategy to focus membership growth in more intensely managed products.

  Revenue from other specialty services, which include certain of the company's drug and dental health care benefit plans, increased $11.0 million due primarily to a 52.1% increase in member months. These increases are primarily attributable to the aforementioned selling of the company's drug product separate from PPO major medical products. Member months in the company's drug product increased by 73.6% in 1996 as compared to 1995.

Self-funded

  Fees and other income from administrative services only/self-funded and network services increased in 1996 by $4.9 million. This increase is due to three main factors: (1) a net 1996 increase in HealthLink revenues of $20.3 million, offset by (2) a decrease of $6.7 million in net self-funded PPO revenues, due in part to an 8.4% decrease in member months in 1996, and (3) the loss of revenues from the company's third-party administrator (TPA) subsidiaries, which were $9.4 million in 1995. These TPA subsidiaries were combined with another TPA company to form The EPOCH Group, L.C. (Epoch) in December 1995. The company owns 50% of Epoch and utilizes the equity method of accounting for this entity. The company's share of the undistributed earnings of Epoch was $0.6 million in 1996.

Operating expenses

  The overall medical loss ratio increased by 6.5% to 82.6% in 1996 from 76.1% in 1995 primarily as a result of 1) the company's lower margin BlueCHOICE Senior, Medicaid and AllianceChoice products, 2) competitive pricing to enhance selected enrollment growth, 3) higher drug and outpatient utilization, and 4) growth in regions outside of the metropolitan St. Louis area that have less cost efficient networks. In response to this unfavorable environment, the company has identified and is currently working on several initiatives to achieve medical cost savings. These initiatives include implementing improved medical management mechanisms and network management actions, effective July 1, 1996, which focus primarily on ambulatory services, including outpatient precertification for certain services under new PPO and POS business, and lower provider reimbursement rates for selected outpatient services. The company is also focusing on achieving more effective pharmacy benefit management (PBM) through its new PBM contractor to control both utilization and drug costs. The company's BlueCHOICE HMO launched its Physician Group Partners Program in the third quarter of 1996. This program provides incentives to physicians to improve quality, patient satisfaction, and cost savings while providing physician-participants with an appealing incentive package. Currently, approximately 30% of BlueCHOICE's panel of 566 primary care physicians in metropolitan St. Louis are enrolled in the program. In addition, the company has targeted premium levels to increase on average from 6% to 8% in the first quarter of 1997. The company believes that the aforementioned initiatives and premium increases will help to improve its medical loss ratio; however, there can be no assurance that either of these strategies will be effective in controlling future medical costs.

  Commission expense increased by $7.4 million, or 38.1% in 1996, which represents an overall increase in the commission ratio to 4.1% of total revenue as compared to 3.3% of total revenue for 1995. These increases are due to increased membership growth and more aggressive commission schedules to enhance member growth and persistency.

  General and administrative expenses increased $3.5 million, or 2.5% in 1996. Excluding the effects of HealthLink, Epoch, and a third-party accrual, discussed below, comparable 1996 general and administrative expenses decreased by $1.1 million. HealthLink accounted for $20.9 million of general and administrative expenses in 1996. HealthLink expenses incurred in 1995 subsequent to its August acquisition were $6.6 million. Thus, HealthLink accounts for a net 1996 increase of $14.3 million to general and administrative expenses. Offsetting this net increase to expense is the reduction of expenses related to the company's aforementioned TPA subsidiaries that were combined to form Epoch in December 1995. The results of operations of Epoch (50% owned by the company) are not consolidated with the company's operations. General and administrative expenses in 1995 include $11.1 million of TPA subsidiary general and administrative expenses. General and administrative expenses in 1996 also increased due to an accrual of $1.4 million related to a third-party contract.

  Non-recurring charges in 1996 include $4.5 million related to costs associated with the relocation of the company's St. Louis-based claims, customer service, billing, and provider services functions to its Springfield, Missouri, facility and a new facility in Cape Girardeau, Missouri. See "Outlook - Transfer of service functions" for more information related to this relocation. Non-recurring charges in 1995 include $2.0 million of one-time integration charges related to the company's acquisition of HealthLink in August 1995 and $1.5 million relating to the settlement of a class action lawsuit. The lawsuit stemmed from the company's claims paying practices and negotiated discounts with providers; the company agreed to settle the lawsuit by establishing a rebate program for all affected subscribers.

Operating income

  Operating income decreased from $19.0 million in 1995 to a loss of $13.6 million in 1996. Excluding non-recurring charges, operating income was $22.5 million in 1995 compared to a loss of $9.0 million in 1996.

  Operating income, excluding non-recurring operating charges, for the company's underwritten segment was $25.0 million in 1995 compared to a loss of $11.0 million in 1996. The losses in 1996 are primarily attributable to softer pricing in a competitive environment and higher outpatient utilization trends and drug costs.

  Excluding non-recurring operating charges, the company's self-funded segment experienced an operating loss of $2.5 million in 1995 as compared to operating income of $1.9 million for 1996. The improvement in 1996 operating income is a direct result of the positive impact of HealthLink, which added $9.1 million to this segment's operating income in 1996 as compared to $3.2 million in 1995 subsequent to HealthLink's acquisition in August 1995. In addition, these HealthLink operating figures are inclusive of $3.3 million and $1.4 million in 1996 and 1995, respectively, for amortization expenses related to goodwill and other intangible assets that were acquired through the HealthLink acquisition.

Net investment income

  Net investment income includes investment income in the form of interest and dividend income and net realized gains from the sale of portfolio securities. Net investment income of $17.5 million in 1996 represents a 4.4% decrease from $18.3 million in 1995 inclusive of a $0.2 million decrease in realized gains, net.

Provision for income taxes

  The company's effective income tax rate was (48.2)% and 30.8% for 1996 and 1995, respectively. The 1996 rate was negatively affected primarily by the impact of non deductible goodwill amortization. The 1995 rate was positively affected by a $2.1 million final tax audit settlement with the Internal Revenue Service relating to pension, software amortization expenses, and other items. Excluding such settlement, the company's 1995 effective income tax rate was 37.1%.

Net income

  The company's net income for 1995 was $23.6 million as compared to a net loss of $2.0 million for 1996. Excluding non-recurring charges on an after-tax basis, net income for 1995 was $25.8 million as compared to net income of $0.9 million for 1996.

Comparison of results for 1995 to the pro forma results for 1994

Revenues

Underwritten

  Premium revenue decreased $7.8 million to $538.4 million in 1995 from $546.2 million in 1994. As described below, components of premium revenue were affected by product mix shifts as the company continued the positioning of its managed care product portfolio, and, as a result, such changes may not be indicative of future periods.

  PPO revenues decreased $18.7 million - $18.1 million due to a 3.8% decrease in member months and a $0.6 million decrease in revenue resulting from a 2.3% net decrease in premium rates. Rates decreased slightly due to the shift in membership to AllianceChoice, a lower cost, nongatekeeper point-of-service (POS) product and the aforementioned introduction of AllianceRx, a managed care drug product that is sold to members on a separate product basis. In 1994, the drug benefit was typically included as part of the basic PPO medical program. This resulted in a shift in revenue from the PPO products to other specialty services. Membership declines are due to the company's lower persistency rates for certain PPO products which have been offset by enrollment gains in AllianceChoice. Total PPO membership increased 4.0% from September 1995 and 5.6% from yearend 1994.

  HMO premium revenue increased $9.6 million, or 11.1% - $13.6 million due to an 11.9% increase in member months partially offset by a $4.0 million decrease due to a 0.7% net reduction in premium rates. Net premium rates have declined due to HMO competition in the company's HMO service areas. Membership increased despite the company's decision not to participate in the health insurance program of the City of St. Louis, which reduced HMO enrollment by approximately 4,800 members. Membership increases are due to enrollment gains in the BlueCHOICE HMO Individual, BlueCHOICE HMO Senior, and HealthNet Blue POS products.

  Premium revenue from Medicare supplement decreased by $2.5 million in 1995, due to a 6.7% decrease in member months, partially offset by a 4.7% increase in premium rates. This decrease in member months was partially due to the company's planned shift of members from traditional Medicare supplement products to BlueCHOICE Senior, the Medicare-risk program, which is more intensely managed.

  Managed indemnity premium revenue decreased by $4.2 million due primarily to a 23.3% decline in member months, consistent with the company's strategy to focus membership growth in more intensely managed products.

  Revenue from other specialty services, which include certain of the company's drug and dental health care benefit plans, increased $8.0 million due primarily to a 91.4% increase in member months. These increases are primarily attributable to the aforementioned selling of the company's drug product separate from PPO major medical products.

Self-funded

  Fees and other income from administrative services only (ASO)/self-funded and network services increased in 1995 by $16.1 million due in large part to the $9.8 million of ASO revenue generated for the year by HealthLink, which was acquired in August 1995. In addition, excluding the addition of HealthLink's members, total ASO/self-funded member months increased 1.8% year-to-date in 1995 compared to 1994, despite the loss of one employer group with approximately 15,800 members in April 1995.

Operating expenses

  The overall medical loss ratio increased by 1.3% to 76.1% in 1995 from 74.8% in 1994 primarily as a result of 1) increased outpatient encounters and costs coupled with an increase in medical cost trends, 2) competitive pricing in the new PPO products and the HMO to enhance enrollment growth, and 3) the introduction of BlueCHOICE HMO Senior, a Medicare risk HMO. The company's extensive PPO provider recontracting and ongoing medical management efforts have resulted in medical cost savings, as evidenced by lower medical costs (adjusted for inflation and excluding BlueCHOICE HMO Senior), fewer hospital days/1000 members, and lower admissions/1,000 members.

  Commission expense decreased by $0.8 million, or 3.9% in 1995, which represents an overall decrease in the commission ratio to 3.3% of total revenue as compared to 3.5% of total revenue for 1994.

  General and administrative expenses increased $10.8 million, or 8.3% in 1995, of which $6.6 million represents operating expenses incurred by HealthLink after the August 1995 acquisition, including $0.8 million of goodwill amortization expense. In addition, the company incurred $3.9 million more in expenses related to corporate investments in 1995 than in 1994, primarily related to the introduction of several of the company's new products and the establishment of feasibility for the company's IOS project. Excluding HealthLink and these additional initiative expenses, total 1995 general and administrative expenses were essentially flat with 1994.

  Non-recurring charges in 1995 include $2.0 million of onetime integration charges related to the company's acquisition of HealthLink in August 1995 and $1.5 million relating to the aforementioned settlement of a class action lawsuit. In 1994, the company expensed $1.6 million in restructuring costs for headcount reductions of management personnel, which were incurred in connection with the realignment of the organization as a for-profit managed care company.

Operating income

  Operating income decreased 19.7%, or $4.7 million to $19.0 million in 1995 from $23.7 million in 1994. Excluding non-recurring charges, operating income decreased $2.8 million from $25.3 million for 1994 to $22.5 million for 1995.

  Operating income, excluding non-recurring operating charges, for the company's underwritten segment was $25.0 million in 1995 compared to $27.6 million in 1994. The decrease in 1995 is attributable to increased price competition in the company's service areas and greater corporate investments that are included as a part of general and administrative expenses.

  Operating loss, excluding non-recurring operating charges, for the company's self-funded segment was $2.5 million in 1995 compared with $2.3 million in 1994. The 1995 operating loss includes $1.4 million of amortization expenses related to goodwill and other intangible assets that were acquired through the HealthLink acquisition in August 1995. Management expects HealthLink to bolster this segment's performance in future periods.

Net investment income

  Net investment income includes investment income in the form of interest and dividend income and net realized gains from the sale of portfolio securities. Certain of the company's investments are held in its life insurance company subsidiary, Healthy Alliance Life Insurance Company (HALIC). HALIC is subject to regulatory investment portfolio limitations with respect to equity securities. Net investment income of $18.3 million in 1995 represents a 16.4% increase from $15.8 million in 1994 inclusive of a $3.9 million increase in interest and dividends. Interest and dividends increased due to the invested initial public stock offering proceeds and a higher proportion of investments in fixed income portfolios in 1995 as compared with 1994. Realized gains were $1.3 million greater in 1994 than 1995 as a portion of the investment gains realized in 1994 were generated pursuant to the restructuring of the portfolio to be weighted more heavily in fixed income securities to comply with the regulatory limitations.

Provision for income taxes

  The company's effective income tax rate was 30.8% and 36.4% for 1995 and 1994, respectively. The 1995 rate was positively affected by a $2.1 million final tax audit settlement with the Internal Revenue Service relating to pension, software amortization expenses, and other items. Excluding such adjustment, the company's 1995 tax rate was 37.1%.

Net income

  The company's net income for 1995 was $23.6 million as compared to $24.7 million for 1994. Excluding non-recurring charges on an after-tax basis, net income for 1995 was $25.8 million as compared to $25.7 million for 1994.

Liquidity and capital resources

  The company's working capital as of December 31, 1996, was $108.8 million, a decrease of $16.0 million from December 31, 1995. The decrease is partially attributable to the company's $3.1 million cash purchase of a 44% interest in
Healthcare InterChange, Inc., a    provider of electronic health data network
services, in the first quarter of 1996, net cash payments of $5.4 million to a subsidiary of Blue Cross and Blue Shield of Kansas City (BCBSKC) relating to a reinsurance agreement transaction, and $18.1 million of property and equipment purchases primarily for development costs related to the company's Information and Operations Strategy (IOS). See "Outlook - Information strategies" for more information related to IOS. These working capital decreases are partially offset by a $1.8 million unrealized net appreciation of investments available for sale during 1996 and $12.9 million of 1996 earnings before depreciation and amortization.

  The company's cash flow is derived primarily from the receipt of premium and fee revenues and investment income, and is utilized in the payment of health care services, commissions and administrative expenses. Historically, the company has generated positive cash flow from operations. Net cash provided by operating activities amounted to $29.1 million in 1996. The company's net loss of $2.0 million for 1996 was offset by depreciation and amortization of $15.0 million. The company's net related party receivable decreased by $2.0 million. Medical claims payable increased by $26.0 million due to higher utilization and medical cost trends in 1996. In addition, the company recognized a $4.2 million provision for deferred income taxes, which is primarily due to timing differences related to the company's IOS development costs. These increases to operating cash flows were partially offset by an increase in other assets of $9.1 million, a decrease in accounts payable and accrued expenses of $2.5 million, and a decrease in income taxes payable of $10.3 million. The increase in other assets is primarily due to the $5.4 million payment related to a reinsurance agreement transaction with BCBSKC. The decrease in payables relates to settlements of legal liabilities and decreases in various other accruals, partially offset by the accruals for relocation costs as described under "Outlook Transfer of service functions." The decrease in income taxes payable is primarily due to $6.7 million of tax payments during 1996.

  In mid-February 1997, the company requested and received an amendment to its reducing revolving credit facility agreement (the Credit Facility), which reduces two financial covenant requirements in exchange for an increase to the applicable margin that is added to LIBOR in determining the total applicable interest rate. The amended Credit Facility rescinded the third amendment related to the purchase of the company's stock from BCBSMo by the end of 1996 at current market prices, subject to regulatory review and final Board of Directors' approvals. On August 12, 1996, BCBSMo received notification from the DOI denying BCBSMo's Form D, "Prior Notification of a Transaction." At this time, the company does not intend to pursue this repurchase of its shares from BCBSMo.

  The company invests positive cash flow in fixed income and equity securities. The company's investment policies are designed to preserve principal, maximize yield and provide liquidity to meet anticipated obligations. The company's investment portfolio consists primarily of U.S. government and agency securities, corporate bonds and notes, and equity securities.

  Transactions involving equity securities in 1996 and 1995 significantly decreased from 1994 levels due to the company's policy to maintain a higher percentage of its investments in fixed income securities.

  Under applicable state regulations, certain of the company's subsidiaries are required to retain cash generated from their operations. At December 31, 1996, and after giving effect to these restrictions, the company had approximately $48 million in cash and investments available for general corporate use without regulatory approval.

  Other than continued investment in information technology and debt repayment, the company currently has no definitive material commitments for future use of its current or expected increased levels of available cash resources; however, management continually evaluates opportunities to expand the company's specialty managed care services and health plan operations. The company's expansion options may include additional acquisitions and internal development of new products and programs. The company's available cash resources will remain in interest-bearing investments until they are utilized for such purposes.

Outlook

  Except for the historical information contained herein, this Annual
Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements typically, but not exclusively, are identified by the inclusion of phrases such as "the company anticipates," "the company believes," "the company expects" and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that may cause the company's actual results of operations, financial condition or business performance to be materially different from the results of operation, financial condition or business performance expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to litigation with Missouri Department of Insurance and Missouri Attorney General, potential loss of "Blue Cross" and "Blue Shield" licenses by BCBSMo, the company and its controlled affiliates, government regulation and health care reform, competition and consolidation, escalating health care costs, dependence on sales to individuals, potential nonrenewal of subscriber and provider agreements, control by BCBSMo, changes in key management, variability of quarterly operating results and stock price, Credit Facility restrictions, and other factors discussed in the section entitled "Factors that May Affect Future Results of Operations, Financial Condition or Business" included in the company's SEC Report on Form 10-K for the fiscal year ended December 31, 1996, as well as those discussed elsewhere in the company's SEC reports.

Alliance with BJC Health System

  On January 22, 1997, the company and BCBSMo announced that they would pursue an in-depth analysis of a possible business combination or other form of strategic alliance or affiliation with BJC Health System (BJC), the largest health care provider in the St. Louis region. The organizations agreed to conduct further analysis on an exclusive basis through March 18, 1997. On March 11, 1997, the company and BCBSMo announced that they had ended discussions with BJC concerning a possible alliance or business combination. Following extensive review with the Blue Cross and Blue Shield Association (BCBSA) and BJC, the boards of the company and BCBSMo determined that current BCBSA rules are not sufficiently flexible to allow the creation of a vertically integrated structure that will achieve the desired benefits for members and shareholders. In view of the great value inherent in the Blue Cross and Blue Shield trade name and service marks, as well as other factors, the boards determined that it would not be prudent to further pursue a vertical alliance or combination at this time.

  The boards voiced their confidence in top management and the future for the company and believe the current focus should be on strengthening core business, resolving regulatory issues, enhancing customer service and competitiveness, and improving profitability. The boards determined that they will pursue a policy of independence for the company and BCBSMo for the foreseeable future. Nevertheless, the boards will continue to examine acquisitions, mergers, joint ventures and other business opportunities when they arise.

Information strategies

  On May 8, 1995, the Board of Directors of the company approved the implementation of the first of three possible phases of a comprehensive Information and Operations Strategy (IOS), which will assist the company in implementing its managed care strategy of delivering the lowest cost medical care consistent with quality outcomes. The company believes that controlling medical costs in the future will be highly dependent on readily accessing both member and provider medical information at a detail level that provides real-time analytical support. The company receives capital expenditure authorizations from the Board of Directors to expend funds for the project subject to periodic review by an adhoc committee of the board. The company has expended approximately $17.2 million and $8.5 million (including $14.9 million and $6.9 million in capitalized costs) during 1996 and 1995, respectively. While management believes that the IOS project will initially be dilutive to earnings per share, it is believed that opportunities exist for significant medical and administrative savings, which will provide a payback and contribute to earnings per share over the long term.

Transfer of service functions

  Beginning January 1997, the company began moving its St. Louis-based claims, customer service, billing and provider services functions to its Springfield, Missouri, facility and a new facility in Cape Girardeau, Missouri. Approximately 200 jobs will be relocated to Cape Girardeau with an additional 100 moving to Springfield. The transfer program will be conducted in stages beginning January 1997 and ending mid-1997. The move is expected to result in annual salary and benefit cost savings of $3.0 million, with approximately $1.4 million expected in 1997. The company will incur total charges to earnings estimated at $7.0 million to $8.0 million, which began in the second quarter of 1996 and will continue through 1997 for costs associated with the relocation. The 1996 charges for this relocation of $4.5 million are reflected in the nonrecurring charges caption on the 1996 Consolidated Statement of Income.

Southern Illinois expansion

  The company completed its acquisition of Cragin American Assurance Company (Cragin), a dormant Illinois company chartered to underwrite health and life insurance, on November 1, 1996. Cragin was later renamed RightCHOICE Insurance Company (RIC). The acquisition of RIC from LaSalle Bank, F.S.B. will give the company a license to further its offerings of managed care products in Illinois. The transaction, included a cash payment of approximately $3.3 million, with an additional $0.2 million of transaction fees, in exchange for the net assets of RIC of approximately $3.3 million, representing primarily cash and marketable securities. The company already owns a southern Illinois provider network through its HealthLink subsidiary and the company plans to offer group and individual PPO coverage through RIC to the approximately 1 million residents in this region by early 1997. The company received approval for group and individual products from the Illinois Division of Insurance in January 1997.

Recent legislation

  The Health Insurance Portability and Accountability Act of 1996 requires private health insurance coverage to be "portable" by employees from job to job and eliminates coverage limitations for preexisting health conditions. Additionally, the State of Missouri has recently passed legislation that mandates various lengths of stay for maternity patients. Although the impact of the provisions of this recent legislation and any future legislation cannot be fully predicted at this time, management of the company believes that the ultimate outcome will not have a material adverse effect on the company.

Inflation

  Health care costs in the United States have increased more rapidly than the national consumer price index in recent years, and that trend is expected to continue. The company believes that it has reduced the impact of such increases by expanding its provider networks, establishing risk-sharing agreements and enhancing its underwriting standards. The company has negotiated favorable rates, terms and incentives with its provider network of hospitals and physicians. However, there can be no assurance that the company's efforts to reduce the impact of inflation will be as effective as in the past or that premium increases will equal or exceed increasing health care costs.

Operating outlook

  The company's results in the fourth quarter of 1996 indicate a return to more rational pricing in the company's market and the initial positive results of medical management activities. With January 1997 premium price increases averaging 6% to 8%, successful overhead expense control and a new pharmacy benefits management program, the company believes it is positioned to return to operational profitability late in 1997.

Contingencies

  See the description under the same caption in Note 14 of the Notes to Consolidated Financial Statements, which description is incorporated herein by reference.

                         RightCHOICE Managed Care, Inc.
                           Consolidated Balance Sheets
                    (in thousands, except shares and per share data)

                                                  December 31,
                                                   1996        1995
Assets
  Current assets:
   Cash and cash equivalents                   $ 33,418    $ 21,132
   Investments available for sale               262,216     263,383
   Receivables from members                      54,767      55,695
   Receivables from related parties              17,073      24,079
   Deferred income taxes                            591       2,475
   Other assets                                  13,193      12,144
       Total current assets                     381,258     378,908
  Property and equipment, net                    51,248      40,305
  Deferred income taxes                           6,247       9,311
  Investments in affiliates                       9,370       6,752
  Goodwill and intangible assets, net            84,021      81,112

         Total assets                          $532,144    $516,388

Liabilities and shareholders' equity
  Current liabilities:
     Medical claims payable                    $111,833     $83,793
     Unearned premiums                           52,699      51,432
     Accounts payable and accrued expenses       68,844      64,445
     Payables to related parties                 17,149      22,174
     Obligations for employee benefits            3,864       4,414
     Income taxes payable                        12,801      23,102
     Obligations under capital leases             5,224       4,747
        Total current liabilities               272,414     254,107
     Long- term debt                             62,000      62,000
  Obligations under capital leases                3,532       6,137
  Obligations for employee benefits              21,244      20,923
          Total liabilities                     359,190     343,167

Commitments and contingencies (see Notes 11 and 14)

Shareholders' equity:
  Common Stock:
     Class A, $.01 par, 125,000,000 shares authorized,
     3,737,500 shares issued, 3,714,400 and 3,718,700
     shares outstanding, respectively                37          37
     Class B, $.01 par, 100,000,000 shares authorized,
     14,962,500 shares issued and outstanding       150         150
     Additional paid in capital                 132,640     132,640
     Retained earnings                           30,687      32,714
     Treasury stock, 23,100 and 18,800 Class A shares,
          respectively, at cost                    (326)       (266)
     Unrealized net appreciation of investments
        available for sale                        9,766       7,946
          Total shareholders' equity            172,954     173,221
     Total liabilities and
         shareholders' equity                  $532,144    $516,388

             See accompanying Notes to Consolidated Financial Statements.


                          RightCHOICE Managed Care, Inc.
                       Consolidated Statements of Income
               (in thousands, except shares and per share data)

                                  For the year ended December 31,
                                    1996        1995        1994
  Revenues:
     Premium                      $595,049    $538,422     $546,206
     Fees and other income          58,326      53,458       37,374
        Total revenues             653,375     591,880      583,580
  Operating expenses:
     Health care services          491,662     409,495      408,409
     Commissions                    26,808      19,405       20,184
     General and administrative
     (excludes net intercompany
     charges allocated to Blue
     Cross and Blue Shield
     of Missouri of $11,731,
     $15,230, and $17,934,
     respectively)                 143,950     140,473       126,766
  Non-recurring charges              4,534       3,474         1,584
  Total operating expenses          66,954     572,847       556,943
Operating (loss) income            (13,579)     19,033        26,637
  Investment income:
     Interest and dividends         14,241      14,832        10,913
     Realized gains, net             3,291       3,512         4,851
     Total investment income, net   17,532      18,344        15,764
  Other:
     Interest expense               (5,434)     (2,930)       (1,397)
     Other income (expense), net       114        (397)          757
     Total other, net               (5,320)     (3,327)         (640)
  (Loss) income before provision
  for income taxes                  (1,367)     34,050        41,761
   Provision for income taxes          660      10,480        15,177
    Net (loss) income            $  (2,027)  $  23,570      $ 26,584
  Weighted average common
  shares outstanding            18,678,700  18,687,800
  (Loss) earnings per share      $   (0.11)     $ 1.26

  Pro forma data (unaudited):
     Income before cumulative effect
     of accounting changes as reported                      $ 26,584
     Pro forma premium taxes                                  (2,925)
     Pro forma income tax benefit                              1,024
     Pro forma net income                                   $ 24,683
     Pro forma common shares                              16,514,000
     Pro forma net income per share                        $    1.49

See accompanying Notes to Consolidated Financial Statements.

                  RightCHOICE Managed Care, Inc.
                Consolidated Statements of Changes
                      in Shareholders' Equity
                (in thousands, except shares)

                                                                                 Unrealized Net
                      Common Stock   Additional Investment by  Retained Treasury Appreciation
                    Class A Class B   Paid In      BCBSMo      Earnings  Stock   (Depreciation)   Total
                                      Capital                                    In Investments
Balance at
December 31, 1993                                $ 82,247                                          $ 82,247

Adoption of new
accounting
standard for debt
and equity
securities,
January 1, 1994                                                                   $8,873              8,873

Net income for
the seven-month
period ended
July 31, 1994                                      17,440                                            17,440

Issuance of
3,737,500 shares
of Class A
Common Stock,
net of costs
associated with
issuance
of $5,000            $37               $ 33,220                                                      33,257

Issuance of
14,962,500
shares
of Class B
Common Stock                 $150        99,537   (99,687)                                                0

Net income for
the five-month
period ended
December 31, 1994                                               $9,144                                9,144

Purchase of 10,000
shares of Class A
Common Stock, at
cost                                                                      $(138)                       (138)

Unrealized net
depreciation of
investments
available for
sale                                                                              (15,398)          (15,398)

Balance at
December 31, 1994      37      150       132,757         0        9,144    (138)   (6,525)          135,425

Net income for
the year ended
December 31, 1995                                               23,570                               23,570

Additional expenses
related to initial
public stock offering                      (117)                                                       (117)

Purchase of 8,800
shares of Class A
Common Stock, at
cost                                                                       (128)                       (128)

Unrealized net
appreciation of
investments
available for sale                                                                14,471             14,471

Balance at
December 31, 1995     37      150       132,640         0       32,714     (266)   7,946            173,221

Net loss for the
year ended
December 31, 1996                                               (2,027)                              (2,027)

Purchase of 4,300
shares of Class A
Common Stock, at cost                                                       (60)                        (60)

Unrealized net
appreciation of
investments available
for sale                                                                           1,820              1,820

Balance at
December 31, 1996    $37     $150      $132,640     $   0     $30,687     $(326)  $9,766           $172,954

               See accompanying Notes to Consolidated Financial Statements.


                        RightCHOICE Managed Care, Inc.
                     Consolidated Statements of Cash Flows
                                (in thousands)

                                            For the year ended December 31,
                                               1996       1995        1994

Cash flows from operating activities:
  Net (loss) income                        $ (2,027)   $23,570     $26,584
  Adjustments to reconcile net (loss)
    income to net cash provided by
    operating activities:
  Provision (credit) for deferred
    income tax benefits                       4,218     (1,355)      1,437
  Depreciation and amortization              14,960     11,284       6,269
  Loss (gain) on sale of property
    and equipment                                51        (66)         28
  Undistributed (earnings) losses
    of affiliates                               (42)       317         (47)
  Gain on sale of investments                (3,291)    (3,512)     (4,851)
  Accretion of discounts and amortization
     of premiums, net                           426        (32)     (1,146)
Decrease (increase) in certain assets, net of
effects from investment in affiliates:
  Receivables from members                    2,722     (4,500)     (3,565)
  Receivables from related parties            7,007     26,763     (50,842)
  Other assets                               (9,148)    (1,770)     (5,028)
Increase (decrease) in certain liabilities,
  net of effects from investment in affiliates:
  Medical claims payable                     25,986     (6,427)     (8,459)
  Unearned premiums                           1,267      1,956      (2,354)
  Accounts payable and accrued expenses       2,547     24,098     (12,818)
  Payables to related parties                (5,025)   (28,987)     51,161
  Obligations for employee benefits            (229)    (2,560)        162
  Income taxes payable                      (10,301)    (5,251)      8,392
Net cash provided by operating activities    29,121     33,528       4,923

Cash flows from investing activities:
  Proceeds from matured investments:
     Fixed maturities                         9,187      8,900      44,095
  Proceeds from investments sold:
     Fixed maturities                       246,728    303,412     249,739
     Equity securities                       20,535     33,415     142,584
     Other                                                              69
  Investments purchased:
     Fixed maturities                      (240,648)  (318,755)   (337,293)
     Equity securities                      (22,542)   (20,454)   (107,056)
     Other                                   (2,275)    (3,635)     (7,161)
  Payment for purchase of HealthLink, net of
    cash acquired                                      (88,918)
  Investment in other affiliates, net of
    cash acquired                            (5,312)    (3,294)
  Sale and redemption of affiliates             500      3,427          37
  Proceeds from property and equipment sold      31        470
  Property and equipment purchased          (18,113)   (10,208)     (7,227)
Net cash used in investing activities       (11,909)   (95,640)    (22,213)

Cash flows from financing activities:
  Net proceeds from initial public
    stock offering                                                  33,257
  Additional expenses related to
    public stock offering                                 (117)
  Purchase of Class A Treasury stock            (60)      (128)       (138)
  Borrowings under revolving credit facility            62,000
  Decrease in borrowings under reverse
    repurchase agreements                               (4,302)    (16,525)
  Payments of long-term debt                            (1,111)
  Payments of capital lease obligations      (4,866)    (4,183)     (2,145)
Net cash (used in) provided by
  financing activities                       (4,926)    52,159      14,449
Net increase (decrease) in cash and
  cash equivalents                           12,286     (9,953)     (2,841)
Cash and cash equivalents at
  beginning of year                          21,132     31,085      33,926
Cash and cash equivalents at end of year    $33,418    $21,132     $31,085

Supplemental disclosure of cash information:
  Interest paid                             $ 5,420    $ 2,439     $ 1,677
  Income taxes paid                           6,742     17,043       5,348
Supplemental schedule of noncash investing
and financing activities:
  Equipment acquired through capital leases $ 2,738    $ 3,579     $ 9,574
  Disposal of equipment under capital leases             1,789       1,052

Details of business acquired in purchase
transactions:
  Fair value of assets acquired,
    including goodwill                                 $98,462
  Less liabilities assumed or created                    8,911
  Cash paid for acquisition (including
    transaction costs)                                  89,551
  Cash acquired in acquisition                             633
  Net cash paid for acquisition                        $88,918

         See accompanying Notes to Consolidated Financial Statements.

                        RightCHOICE Managed Care, Inc.
                  Notes to Consolidated Financial Statements
                   (dollars in thousands, except share data)

1.  Organization

  RightCHOICE Managed Care, Inc. (RightCHOICE) is a majority owned subsidiary of Blue Cross and Blue Shield of Missouri (BCBSMo) incorporated in the State of Missouri. In connection with the RightCHOICE August 1, 1994, initial public offering of Class A Common Stock, BCBSMo transferred its managed health care business to RightCHOICE (the company). The holders of Class A Common Stock have one vote per share and the holders of Class B Common Stock have 10 votes per share. BCBSMo is the sole holder of Class B Common Stock. Each share of Class B Common Stock is convertible into a share of Class A Common Stock at the option of the holder at any time. At December 31, 1996, BCBSMo and the holders of Class A Common Stock have control over approximately 97.6% and 2.4%, respectively, of the combined voting power of both classes of common stock.

  The company offers a comprehensive array of managed health care products and services, including preferred provider organizations (PPOs), point-of-service networks (POS), a health maintenance organization (HMO), Medicare supplement, specialty managed care networks, selected comprehensive indemnity health coverage, third-party administrator (TPA) services and administrative services only (ASO) for self-funded organizations.

2.  Summary of significant accounting policies

  The following is a summary of significant accounting policies used in the preparation of the accompanying Consolidated Financial Statements. Such policies are in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

  The Consolidated Financial Statements include the accounts of the company and its subsidiaries including Healthy Alliance Life Insurance Company (HALIC), HealthLink, Inc. (HealthLink), giving effect to its acquisition by the company on August 10, 1995, and HMO Missouri, Inc., d/b/a BlueCHOICE (BlueCHOICE) after elimination of all significant intercompany transactions. Investments in other companies in which less than a majority interest is held are accounted for under the equity or cost method.

Revenue recognition and unearned premiums

  For most members, premiums are billed in advance of coverage periods and are recorded as income in the period to which health care coverage relates. Amounts billed but unearned are recorded as unearned premiums. The company's TPA and ASO self-funded programs do not involve the assumption of insurance or significant credit risks; therefore, revenue from these programs is reflected in fees and other income. During the years ended December 31, 1996, 1995, and 1994, the company received reimbursements for claims paid of $132,449, $157,597, and $174,240, respectively, from TPA and ASO self-funded groups.

Cash and cash equivalents

  Cash and cash equivalents are highly liquid investments with an original maturity of three months or less when purchased.

Investments available for sale

  Unaffiliated investments with readily determinable fair values have been classified as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity unless a decline in value is judged other than temporary. When this is the case, unrealized losses are reflected in income.

  In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The company adopted this statement in the first quarter of 1994 and approximately $8,873 of unrealized gains and losses, net of deferred income taxes, was included as a separate component of equity as of January 1, 1994.

Property and equipment

  Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis over the estimated useful life of the respective assets, ranging from 3 to 30 years.

  Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings. The company also capitalizes purchased and internally developed software costs to the extent they are expected to benefit future operations. Software amortization of such costs commences when specific components are operational and such costs are amortized over 3-5 years. Software amortization expense for the years ended December 31, 1996, 1995, and 1994, was $671, $495 and $74, respectively.

Goodwill and intangible assets

  Goodwill represents the excess of cost over the fair market value of net assets of acquired subsidiaries. Unamortized goodwill, which is included in goodwill and intangible assets, net, was $71,754, $72,603, and $1,799, as of December 31, 1996, 1995, and 1994, respectively, and is amortized on a straight-line basis over periods not exceeding 40 years.

  The company reviews the carrying value of goodwill, intangibles and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use of the asset to the recorded value of the asset.

Medical claims payable

  In addition to the liability for processed but unpaid claims at period end, the company provides for the estimated amount of liability arising from medical care provided to members, net of coordination of benefit refunds, for claims still in process, as well as undischarged and unreported claims. This estimate is based on current membership statistics, claim run-off patterns and certain actuarial formulas. The liability includes estimated processing expenses relating to such claims. Such estimates are subject to revision; however, management believes these estimates reasonably approximate actual costs.

Reinsurance

  In the normal course of business, the company cedes insurance to other unrelated insurance carriers on an excess loss or quota share basis. The company engages in such reinsurance activity to limit losses from large exposures and to permit recovery of a portion of direct losses. The company also reached a network access and financial reinsurance agreement with Blue Cross and Blue Shield of Kansas City (BCBSKC) designed to make the two companies more competitive in the Missouri market. As a result of the agreements, members of either plan who are enrolled through statewide employers or associations will be able to use the provider network of the Blue Cross and Blue Shield company where they live. The impact of these reinsurance activities is not significant to the Consolidated Financial Statements.

Income taxes

  The company utilizes the asset and liability method of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  The company, along with its subsidiaries, files a consolidated federal income tax return with BCBSMo. The company's provision for income taxes has been calculated on a separate return basis assuming regular statutory tax rates. In accordance with the tax sharing agreement of the consolidated group, income tax expense is allocated to the company and its subsidiaries based upon the consolidated income generated by the company and its subsidiaries.

Dividend restrictions

  Missouri insurance laws and regulations provide certain restrictions on the payment of dividends by insurance companies in a holding company structure. The Missouri Director of Insurance may bring an action to enjoin or rescind the payment of any dividend or distribution that would cause the insurance company's statutory surplus to be unreasonable or inadequate. The maximum amount available as of December 31, 1996, for the payment of dividends to the company by HALIC and BlueChoice without the prior approval of the Missouri Director of Insurance was $0.2 million and $0.6 million, respectively. In 1996, the company received a $16.1 million and $1.1 million dividend from HALIC and BlueCHOICE, respectively.

Earnings per share

  Earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares represent the potential dilutive impact of stock options. The effect of shares issuable under stock plans is not significant.

  Pro forma earnings per share (unaudited) for the year ended December 31, 1994, were computed based on the following for 1994: (i) the weighted average number of Class A and Class B Common Stock assumed outstanding, with 14,962,500 shares of Class B Common Stock assumed outstanding at the beginning of the year and (ii) giving effect to the issuance of 3,250,000 shares of Class A Common Stock on August 1, 1994, the issuance of 487,500 shares of Class A Common Stock on August 4, 1994, and the repurchase of 10,000 shares of Class A Common Stock in November 1994. Earnings per share in 1996 and 1995 are calculated based on actual earnings and actual weighted average shares outstanding during the year.

Concentration of credit risk

  The company primarily conducts business in the State of Missouri, and a significant portion of its customer base is concentrated with companies that are located in the metropolitan St. Louis area. No single customer generates in excess of 10% of the company's total revenue.

  The company invests its excess cash in interest-bearing deposits with major banks, commercial paper and money market funds. Although a majority of the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the other parties. Management reviews the stability of these institutions on a periodic basis.

  Investments principally include U.S. Treasury and agency bonds and fixed maturity bonds in a variety of companies A rated or better by nationally recognized rating services. Investments in life insurance contracts consist primarily of flexible premium variable life products, invested in managed bond and equity funds, purchased from an insurance company which has an A.M. Best rating of A+. Such credit ratings are routinely reviewed by management.

Fair value of financial instruments

  The carrying amount for cash and cash equivalents, receivables, and accounts payable approximates fair value because of the short maturity of those instruments. The fair value of investments available for sale at December 31, 1996 and 1995, determined based upon quoted market prices, is disclosed in Note 5.

Reclassifications

  Certain reclassifications have been made to the Consolidated Financial Statements for 1994 and 1995 to conform with the 1996 presentation.

3.   HealthLink acquisition

  The company completed its acquisition of HealthLink, a privately held regional managed health care organization, on August 10, 1995. The acquisition included cash payments of approximately $92 million and was financed, in part, by the $62 million of funds from RightCHOICE's five-year reducing revolving credit facility. Transaction costs related to the transaction were $2.5 million.

  The company expensed a one-time integration charge related to this transaction of $2.0 million in the third quarter of 1995. This integration charge is reflected as a nonrecurring charge on the 1995 Consolidated Statement of Income. The acquisition has been accounted for under the purchase method of accounting, and, accordingly, the net assets and results of operations of HealthLink have been included in the Consolidated Financial Statements as of the date of acquisition. An excess purchase price of approximately $74 million has been determined based on the fair values of assets and liabilities assumed. In addition, the company recorded intangible assets of $5.9 million relating to postacquisition agreements with the former HealthLink shareholders. These agreements are being amortized over periods of between two and six years. Amortization expense of the goodwill and other intangible assets related to HealthLink aggregated $3.3 million and $1.4 million in 1996 and 1995, respectively.

  The following table summarizes the unaudited pro forma consolidated results of the company as though the HealthLink acquisition occurred at the beginning of the periods presented giving effect to the interest income foregone, the interest expense incurred, the amortization of the excess of the purchase price over the fair value of the assets acquired, and the amortization of post-acquisition agreements. The unaudited pro forma information is not necessarily indicative of the actual consolidated results of operations that would have occurred had the acquisition occurred at the beginning of the period and is not intended to be indicative of results that may occur in the future. Actual results for 1996 are included for comparative purposes.

        (unaudited)              For the year ended December 31,
                                     1996       1995*      1994*
          Total revenues         $653,375   $607,220    $604,143
          Operating (loss) income (13,579)    24,144      28,961
          Net (loss) income        (2,027)    23,976      22,775
          (Loss) earnings
             per share            $ (0.11) $    1.28    $   1.38*

  * 1995 includes non-recurring operating charges of $2.0 million ($0.07 per share) for integration charges related to HealthLink and $1.5 million ($0.05 per share) for the class action lawsuit settlement and a non-
operating benefit relating to the resolution   of a tax audit issue of
$2.1 million ($0.11 per share). 1994 includes non-recurring charges of $1.6 million ($0.06 per share) for restructuring costs.

4.   Transfer of service functions

  Beginning January 1997, the company began moving its St. Louis-based claims, customer service, billing and provider services functions to the Springfield, Missouri, facility and a new facility in Cape Girardeau, Missouri. Approximately 200 jobs will be relocated to Cape Girardeau with an additional 100 moving to Springfield. The transfer program will be conducted in stages beginning January 1997 and ending mid-1997. The move is expected to result in annual salary and benefit cost savings of $3.0 million, with approximately $1.4 million expected in 1997. The company will incur total charges to earnings estimated at $7.0 million to $8.0 million, which began in the second quarter of 1996 and will continue through 1997 for costs associated with the relocation. The 1996 charges for this relocation of $4.5 million are reflected in the nonrecurring charges caption on the 1996 Consolidated Statement of Income.

  As of December 31, 1996, activity related to the transfer of these service functions is summarized as follows:

          Provision recorded in 1996              $4,534
          Termination benefits paid                 (151)
          Other cash relocation costs paid        (2,595)
          Reserve balance at December 31, 1996    $1,788

5.   Investments available for sale

     Investments available for sale are summarized below:

                                  Cost        Gross      Gross      Estimated
                                           unrealized  unrealized    market
                                              gains      losses       value

  December 31, 1996

  Fixed maturities:
    U.S. government and
      agency securities         $118,960    $ 1,145    $(1,156)    $118,949
    Corporate bonds and notes     59,515        323       (337)      59,501
    Short-term investments         2,944                              2,944
    Investment in variable
      life insurance contracts    33,735      5,998                  39,733
                                 215,154      7,466     (1,493)     221,127
  Equity securities:
    Common stocks                 31,932      9,901       (744)      41,089
                                $247,086    $17,367    $(2,237)    $262,216

December 31, 1995

  Fixed maturities:
    U.S. government and
      agency securities         $146,204    $ 3,960      $ (40)    $150,124
    Corporate bonds and notes     41,826        781        (34)      42,573
    Short-term investments         4,120                              4,120
    Investment in variable
      life insurance contracts    31,942      2,478                  34,420
                                 224,092      7,219        (74)     231,237
  Equity securities:
    Common stocks                 27,028      5,550       (432)      32,146
                                $251,120    $12,769    $  (506)    $263,383

     Interest and dividend income comprises the following:

                                                 Year ended December 31,
                                                 1996     1995     1994

     Interest on bonds                        $11,847  $11,540   $8,484
     Dividends on stocks                        1,295      785    1,622
     Accretion of discounts and amortization
       of premiums, net                          (426)      32    1,146
     Interest on cash equivalents and
       other investment income                  2,353    3,389      931
     Gross investment income                   15,069   15,746   12,183
     Investment expenses                         (828)    (914)  (1,270)

                                              $14,241  $14,832  $10,913

      Realized and unrealized gains (losses) on investments are as follows:
                                                         Year ended
                                                         December 31,
                                                 1996      1995      1994
     Net realized gains (losses):
       Fixed maturities                       $   516     $ 786     $(849)
       Equity securities                        2,380     2,726     5,700
                                              $ 2,896   $ 3,512   $ 4,851
     Unrealized gains (losses):
       Gross unrealized gains
          Fixed maturities                    $ 7,466   $ 7,219   $    26
          Equity securities                     9,901     5,550     2,248
       Gross unrealized losses
          Fixed maturities                     (1,493)      (74)   (9,748)
          Equity securities                      (744)     (432)   (2,832)
                                              $15,130   $12,263  $(10,306)

     Proceeds from sales of fixed maturities were $246,728, $303,412, and $249,739 during 1996, 1995, and 1994, respectively. Contractual maturities of fixed maturity investments, excluding variable life insurance contracts, held on December 31, 1996, are as presented below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                                        Estimated
                                             Cost       market value

  Due in one year or less                  $ 31,605      $ 31,566
  Due after one year through five years      68,360        68,103
  Due after five years through 10 years      37,873        37,192
  Due after 10 years                         43,581        44,533

                                           $181,419      $181,394

  The company has limited involvement with derivative financial instruments and does not use them for trading purposes. The company holds derivatives to diversify its overall asset allocation, which account for less than 10% of the company's total investment portfolio. The company does not hold futures, forwards, swaps, option contracts or interest rate collars for speculative purposes. All portfolio holdings and credit ratings related thereto are routinely reviewed by management. The table below summarizes the company's position in derivative holdings at December 31, 1996 and 1995:

                            December 31, 1996             December 31, 1995
                            Market value   Cost           Market value Cost
U.S. government and agency
 floating interest rate and
 stripped securities          $ 1,571    $ 1,577            $ 2,185    $ 2,187

Corporate variable rate
 bonds and notes and asset-
 backed securities             13,576     13,549             11,834     11,969

                              $15,147    $15,126            $14,019    $14,156

6.   Receivables from members

     Receivables from members consist of the following:

                                                        December 31,
                                                      1996       1995

Individual subscribers                             $11,335    $14,616
Local groups                                        33,720     31,343
Self-funded/ASO groups                               9,712      9,736

                                                   $54,767    $55,695

  Based on historical collection experience, the company considers its receivables from members to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If receivables become uncollectible, they are charged against income using the direct write-off method when that determination is made.

7.   Property and equipment, net

     Property and equipment consist of the following:
                                                       December 31,
                                                       1996       1995

     Land and building                               $ 5,575     $ 5,424
     Furniture and equipment, including
         capitalized leases                           50,652      45,202
     Capitalized software development costs           21,817       6,871
     Leasehold improvements                            3,628       2,815

                                                      81,672      60,312
     Less accumulated depreciation
         and amortization                            (30,424)    (20,007)

                                                     $51,248     $40,305

  Depreciation and amortization expense was $9,915, $9,482, and $5,786, for the years ended December 31, 1996, 1995, and 1994, respectively.

8.   Investments in affiliates

  The company has non-controlling investments in certain companies that are not consolidated with the company's operations and are carried at cost or accounted for using the equity method. The largest of such investments is the company's 50% ownership interest in The EPOCH Group, L.C. (Epoch). Epoch, a limited liability company, was formed in December 1995 by the company and BCBSKC to combine their third-party-administrator (TPA) businesses. The company invested cash and other net assets of $5.3 million in this joint venture. The combined annual revenues of Epoch were $23.9 million in 1996, and $22.2 million in 1995 on a pro forma basis (unaudited). Operating income was $1.2 million in 1996, and $0.6 million in 1995 on a pro forma basis (unaudited). Epoch is accounted for using the equity method and resulted in undistributed
earnings to the company of $563 in     1996. Epoch serves 260 major businesses
in the region, representing 776,000 members as of December 1996.

9.   Medical claims payable

  Medical claims payable represents the amounts needed to provide for the estimated ultimate cost of settling claims related to insured events that have occurred on or before December 31. The payable is estimated to include the amounts required for future payment of a) medical claims that have been reported to the company, b) claims related to insured events that have occurred but that have not been reported to the company as of December 31, and
c) claims adjustment expenses. Claims adjustment expenses include costs incurred in the claim settlement process such as costs to record, process and adjust claims.

  Activity in medical claims payable is summarized as follows:
                                                          1996        1995

  Balance at January 1                                  $ 83,793    $ 90,220
  Incurred related to:
    Current year                                         493,438     410,494
    Prior year                                            (1,776)       (999)
         Total incurred                                  491,662     409,495
  Paid related to:
    Current year                                         394,217     340,972
    Prior year                                            69,405      74,950
         Total paid                                      463,622     415,922
  Net balance at December 31                            $111,833    $ 83,793

10. Accounts payable and accrued expenses

  Accounts payable and accrued expenses consist of the following:

                                                    December 31,
                                                   1996          1995

    Accounts payable                            $29,893       $31,115
    Accrued salaries and other expenses           8,975         9,124
    Other accrued expenses                       29,976        24,206

                                                $68,844       $64,445

11. Long-term debt and commitments

  In August 1995, the company established a $125 million, five-year, reducing revolving credit facility (the Credit Facility) with Bank of America National Trust and Savings Association (B of A) and a syndicate of banks. At December 31, 1996, the company had $62 million outstanding under the Credit Facility. Scheduled semi-annual commitment reductions of $10 million will begin on March 31, 1997, with a final $10 million reduction on September 30, 1999.

  Borrowings under the Credit Facility may be denominated, at the option of the company, as base rate loans or offshore rate loans. Base rate loans bear interest at B of A's base rate, which is the higher of the latest federal funds rate plus 0.5% or B of A's reference rate, which approximates the prime rate. Offshore rate loans bear interest from 0.5% to 1.5% above the adjusted London Interbank Offered Rate (LIBOR). At December 31, 1996, all of the company's outstanding borrowings were in offshore rate loans. The weighted average interest rate incurred by the company was 6.69% and 7.39% in 1996 and 1995, respectively. In addition, the company pays a quarterly fee on the unused portion of the Credit Facility at a rate of 0.1875% to 0.45%. The unused portion of the Credit Facility at December 31, 1996, was $63 million.

  As a condition to providing the Credit Facility, the company pledged the stock of its direct subsidiaries and a guaranty of repayment was provided by HealthLink. In addition, the Credit Facility establishes certain covenants that restrict the company's ability to incur additional indebtedness, limit future cash dividends and capital contributions, and require the maintenance of certain financial ratios as well as a minimum consolidated tangible net worth. As of the date of this report, the company was in compliance with these covenants, as amended by the company and a majority of the banks in the syndicate.

  The company has an agreement with BCBSMo to lease certain office space, including an operating lease for its headquarters facility (see Note 16). The company also leases certain electronic data processing equipment under noncancellable lease agreements, and these leases are reflected in the Consolidated Financial Statements as operating and capitalized leases.

  The following is a schedule of future minimum rental payments required under capital leases and under non-cancellable operating leases that have initial or remaining terms in excess of one year together with the present value of net minimum lease payments under capital leases at December 31, 1996:

                                                         Leases
                                                 Capital        Operating
    Year ending December 31,

      1997                                        $5,568          $ 7,984
      1998                                         2,738            7,194
      1999                                           891            6,563
      2000                                                          6,329
      2001                                                          6,227
      Thereafter                                                   20,403
         Total minimum lease payments             $9,197          $54,700
         Less amount representing interest          (441)
         Present value of net minimum lease
           payments, including current
           portion of $5,224                      $8,756

  Total rental expense for all operating leases, except those with terms of one month or less that were not renewed, was $8,999, $9,365, and $12,788, for the years ended December 31, 1996, 1995, and 1994, respectively.

12. Income taxes

     The components of the provision for income taxes are as follows:

                                              Year ended December 31,
                                          1996        1995        1994
          Current:
              Federal                  $(3,965)    $11,664     $12,850
              State                        407         171         890
                                        (3,558)     11,835      13,740

          Deferred:
              Federal                    4,218      (1,355)      1,437

                                        $  660     $10,480     $15,177

  The effective tax rate, expressed as a percentage of pre-tax (loss) income, differs from the federal statutory rate as follows:

                                                     Year ended December 31,
                                                 1996        1995        1994
 Tax provision based on federal statutory rate   35.0%       35.0%       35.0%
 State income taxes, net of federal benefit     (29.7)        0.5         2.1
 Goodwill amortization                          (51.0)        0.9
 Tax audit settlement                                        (6.3)
 Other                                           (2.5)        0.7        (0.8)

                                                (48.2)%      30.8%       36.3%

  The effective rate for 1995 was positively affected by a $2.1 million final tax audit settlement with the Internal Revenue Service relating to pension, software amortization expenses and other items.

  The primary temporary differences that gave rise to deferred income taxes were as follows:

                                                          December 31,
                                                          1996          1995
     Deferred tax assets:
         Capitalized software                            $ 4,555      $ 3,529
         Medical claims payable discounting                1,425        1,295
         Employee benefits                                 7,830        7,528
         Unearned premiums                                 3,601        3,491
         Other capitalized expenses                        2,989        3,447
         Other                                             5,800        6,872
          Total deferred tax assets                       26,200       26,162
     Deferred tax liabilities:
         Depreciation                                      3,197        3,656
         Pension and other                                 4,120        4,133
         Unrealized appreciation of securities             5,365        4,317
         Other tax-deductible expenses                     6,568        1,840
          Total deferred tax liabilities                  19,250       13,946

     Valuation allowance                                    (112)        (430)
     Net deferred tax asset                              $ 6,838      $11,786

  The company has recorded a valuation allowance for the realization of a tax asset associated with the undistributed losses of minority-owned subsidiary companies that were acquired through the HealthLink acquisition.

13. Employee benefit programs Pension plan

  The company and its subsidiaries participate in a defined benefit pension plan covering substantially all company employees (excluding HealthLink employees). The national Blue Cross and Blue Shield Association (BCBSA) is responsible for administration of this defined benefit pension plan. The benefits are based on years of service and average annual compensation for the employee's highest consecutive five of the last 10 years. Plan assets are invested primarily in publicly traded equity securities and bonds. The company's funding policy is to contribute amounts needed to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (ERISA).

  Net periodic pension cost for the company includes the following components:
                                              Year ended December 31,
                                            1996        1995        1994

          Service cost                    $1,812      $1,597      $2,138
          Interest cost                    2,472       2,282       2,295
          Actual return on plan assets    (4,746)     (5,321)     (1,837)
          Net amortization and deferral    1,694       2,582        (484)
          Net periodic pension cost       $1,232      $1,140      $2,112

     Assumptions used in the development of pension data follow:
                                            1996        1995         1994

          Discount rate                     7.75%        7.5%         8.5%
          Expected long-term rate of
              return on assets               9.0         9.0          9.0
          Rates of increase in
              compensation levels        3.5-7.0     3.5-7.0      3.5-7.0

  The funded status of the company's pension plan and the amount recorded as accrued pension cost consist of the following:

                                                       December 31,
                                                    1996         1995
    Accumulated benefit obligation:
          Vested benefits                        $25,347      $21,927
          Non-vested benefits                      5,719        2,214
                                                  31,066       24,141
    Effect of projected compensation increases     6,681       12,389
          Actuarial present value of projected
             benefit obligation                   37,747       36,530
          Fair value of plan assets              (34,175)     (28,141)
          Unfunded status                          3,572        8,389
          Unrecognized transition asset            1,874        1,500
          Unrecognized net gain (loss)             1,196       (2,939)
          Unrecognized prior service cost          1,756        2,056
          Accrued pension cost                   $ 8,398      $ 9,006

  HealthLink provides a defined contribution pension plan covering substantially all HealthLink employees who meet the plan eligibility requirements as to age and length of service. HealthLink contributes an amount equal to 4% of participating employees' annual base compensation levels. Additional amounts can be contributed at the company's discretion. Pension expense during 1996 and 1995, subsequent to the company's purchase of HealthLink on August 10, 1995, was $245 and $94, respectively.

Postretirement benefits other than pensions

  The company provides certain health care and life insurance benefits for retired and terminated employees (excluding HealthLink employees). Substantially all of the company's employees may become eligible for those benefits if they reach normal retirement age while working for the company. The health care and life insurance benefits for retired employees are provided through insurance companies whose premiums are based on the benefits paid during the year. The estimated cost of retiree benefit payments other than pensions is accrued over the period such benefits are earned.
  The net periodic cost for postretirement benefits includes the following components:

                                                Year ended December 31,
                                             1996          1995        1994

          Service cost                     $  457        $  363      $  439
          Interest cost                     1,088         1,015         964
          Amortization of:
              Prior service cost               (6)          (28)        (28)
              Actuarial loss                   85            20          82
          Net periodic postretirement cost $1,624        $1,370      $1,457

  The company's postretirement benefit plan is currently not funded. The following table presents the status of the company's postretirement benefits:

                                                       December 31,
                                                     1996          1995
          Accumulated benefit obligation:
              Retirees                            $ 8,939       $ 8,951
              Fully eligible plan participants      1,628           613
              Other active plan participants        4,502         4,822
                                                   15,069        14,386

          Unrecognized prior service cost             (19)          450
          Unrecognized experience loss             (2,772)       (3,115)
          Accrued postretirement benefit cost     $12,278       $11,721

  The assumed discount rate is 7.75% for 1996 and 7.5% for 1995. The increase in the per capita costs of covered health care benefits is assumed to be 8% as of December 31, 1996, decreasing gradually (1% per year) to 6.5% by 1998. Increasing the assumed health cost trend rate by one percentage point would increase the accumulated benefit obligation as of December 31, 1996, by approximately $1,315 and increase net periodic postretirement cost by $168.

Postemployment benefits

  The company also provides certain severance benefits for employees who involuntarily terminate their employment and long-term disability benefits for employees who are disabled. Severance benefits include salary continuation, medical benefits and career transition benefits. Disability benefits include life insurance, medical coverage and salary continuation. Disability coverage for salary continuation is provided under the National Trust of Blue Cross and Blue Shield, which is administered by the BCBSA.

  Postemployment benefits are accrued if attributable to service already rendered, if the benefits accumulate or vest, if payment is probable and if the amounts can be reasonably estimated. Postemployment benefit expense was $940, $938, and $929 for 1996, 1995, and 1994, respectively.

Stock-based compensation plans

  The company provides an Equity Incentive Plan and a Directors' Stock
Option Plan (the plans), which allow for the annual grant of stock options in the form of incentive stock options, non-qualified stock options and restricted stock grants, and are further described below. The company applies APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the company's plans (for options granted in 1995 and 1996) been determined consistent with FASB Statement No. 123, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

          Year                                  1996            1995

          Net income          As reported    $(2,027)        $23,570
                              Pro forma      $(2,346)        $23,504
          Earnings per share  As reported    $ (0.11)        $  1.26
                              Pro forma      $ (0.13)        $  1.26

  The maximum number of shares subject to options and grants under the Equity Incentive Plan and Directors' Stock Option Plan is 1 million and 60,000, respectively. The exercise price of each option equals the market price of the company's stock on the date of grant and an option's maximum term is 10 years. Options vest by the end of the third year.

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for option grants in 1996, 1995, and 1994, respectively: expected volatility of 29, 29, and 34 percent; risk-free interest rates of 7, 7, and 6 percent; and expected lives of 6.5 years. In addition, for all three years, no dividend yield was assumed.

  A summary of the status of the plans as of December 31, 1996, 1995, and 1994 and changes during the years ended on those dates is presented below:

                               Number of   Weighted-average  Weighted-average
                                shares      exercise price      fair value

Granted                           217,446          $11.00             $5.05
Forfeited                          (3,221)         $11.00
Outstanding at December 31, 1994  214,225          $11.00
Granted                            77,316          $17.57             $8.07
Forfeited                         (61,702)         $12.52
Outstanding at December 31, 1995  229,839          $12.80
Granted                           408,708          $12.37             $5.70
Forfeited                         (65,119)         $13.20
Outstanding at December 31, 1996  573,428          $12.45

  There were no options exercisable at December 31, 1996, 1995, and 1994. In addition, the pro forma disclosures included above may not be representative of the effects on reported net income for future years.

Other benefit plans

  The company provides a pretax 401(k) plan covering substantially all company employees, an incentive program to key management personnel for the achievement of corporate and individual goals, and a sales incentive program to encourage exceptional performance in marketing to and servicing of clients. The cost of providing these programs is not significant to the company's overall results of operations.

14. Contingencies

OPM audit

  The company, through its subsidiary, BlueCHOICE, contracts with the Office of Personnel Management (OPM) to provide or arrange health services under the Federal Employees Health Benefits Program (FEHBP) for federal employees. OPM is the largest commercial customer of BlueCHOICE. OPM conducts periodic audits to, among other things, verify that the premiums established under the OPM contract were established in compliance with the community rating and other requirements under the FEHBP.

  On August 8, 1995, the company received a draft audit report from the OPM regarding the audit, conducted in 1994, of the FEHBP operations of BlueCHOICE for the years 1989 through 1994. The audit dealt primarily with a comparison of premium rates charged to the FEHBP to rates charged by BlueCHOICE to other similarly sized groups. The OPM draft audit report indicates that BlueCHOICE has a potential liability of $7.5 million to the FEHBP. The company responded to the draft report in November of 1995 following an in-depth analysis of the issues. At this time, management is unable to determine the final dollar amount which may be required to resolve the audit findings; however, management believes that it has made adequate provisions to cover the contingency, and the final amount will not have a material impact on the financial position of the company.

Subscriber class action litigation

  On March 15, 1996, a suit was filed in the Circuit Court of the City of St. Louis, Missouri, by Anthony J. Sarkis, Sr. and James Hacking individually and on behalf of a purported class of (i) subscribers in individual or group health plans insured or administered by BCBSMo or the company, and (ii) all persons and/or entities who benefited from BCBSMo's tax-exempt status. The complaint names the company, BCBSMo, HealthLink, and certain officers of the company as defendants.

  The plaintiffs' claims relate to an alleged conversion of BCBSMo from a not-for-profit entity to a for-profit entity and payment of excessive compensation to management. The complaint further alleges that certain amendments to BCBSMo's Articles of Incorporation were improper. The complaint also alleges the purchase of HealthLink was at an excessive price and that HealthLink operates under contracts providing for illegal discounts by health care providers. The plaintiffs seek restitution, compensatory damages and punitive damages in unspecified amounts, as well as injunctive and other equitable relief.

  The company and the other defendants removed the case to the United
States District Court for the Eastern District of Missouri on May 26, 1996, and filed an answer on May 31, 1996. On August 8, 1996, the district court granted plaintiff's motion to remand. The case remains pending in the Circuit Court for the City of St. Louis, Missouri, and discovery is under way. BCBSMo and the company believe the claims are without merit and intend to vigorously defend the action.

Litigation with DOI and Attorney General

  In August 1994, BCBSMo transferred certain assets to the company in connection with an offering to the public of 20% of the common stock of the company (such events are referred to collectively as the Reorganization and Public Offering). Although the Director of the Missouri Department of Insurance (DOI) formally approved the Reorganization and Public Offering on April 14, 1994, the Director and DOI subsequently claimed that the Reorganization and Public Offering violated state laws and that BCBSMo was obligated to transfer all of its assets, including all of its RightCHOICE stock, to the State of Missouri or a charity designated by the State of Missouri. The Director and DOI threatened to bring legal action, seek a receivership or terminate BCBSMo's insurance license unless BCBSMo gave up its assets.

  BCBSMo's extensive efforts to settle this dispute were unsuccessful. On
May 13, 1996, BCBSMo filed a declaratory judgment action in the Circuit Court of Cole County, Missouri (the Court) against the Director, DOI and the Missouri Attorney General (the Attorney General was a necessary party due to his sole authority to enforce nonprofit corporation laws).

  The Director and DOI filed an answer and counterclaims on June 13, 1996. The answer sets forth several affirmative defenses, including alleged fraud and negligent misrepresentation with respect to the application filed by BCBSMo seeking approval of the Reorganization and Public Offering. The counterclaims allege violations of certain health service corporation and nonprofit corporation statutes. The Director and DOI's counterclaims sought among other things: (i) permanent injunctions against BCBSMo; (ii) imposition of a trust on BCBSMo's assets for public benefit purposes;
(iii) return of profits from Medigap policies reinsured with a subsidiary; and (iv) an accounting of all assets transferred by BCBSMo.

  The Attorney General filed an answer and counterclaim on June 20, 1996 alleging that the Reorganization and Public Offering, and the continued operations through the company and its subsidiaries, exceed BCBSMo's statutory purposes. The Attorney General requested a declaration that BCBSMo has exceeded its lawful authority and seeks such relief as the Court determines to be appropriate under the circumstances based on a statute which authorizes judicial dissolution or less drastic alternative relief in the Court's discretion.

  On September 9, 1996 (the September 9 Order), the Court granted BCBSMo's motion for summary judgment against the Director and DOI, rejected all of the Director and DOI's affirmative defenses (including allegations of fraud), issued a permanent injunction against the Director and DOI and declared that:
(i) under Missouri law the Director and DOI have no authority to demand that BCBSMo make a payment as a result of the Reorganization and Public Offering;
(ii) under Missouri law the Director and DOI have no jurisdiction to take any action, the practical effect of which is to amend, modify or reverse the Director's April 14, 1994 final administrative approval of the Reorganization and Public Offering; (iii) under Missouri law the Director and DOI have no jurisdiction to take any administrative action, including but not limited to, revoking, suspending or refusing to renew BCBSMo's Certificate of Authority based in any way on the Reorganization and Public Offering and the consequences thereof or BCBSMo's refusal to make a payment as the Director and DOI have demanded; and (iv) (A) BCBSMo is a mutual benefit type of nonprofit corporation rather than a public benefit type of nonprofit corporation; (B) the Reorganization and Public Offering were authorized under all laws applicable to nonprofit health services corporations; and (C) BCBSMo does not owe the State or any person or entity a "toll charge," "charitable asset settlement" or any other payment as a result of the August 1994 Reorganization and Public Offering. On December 30, 1996, the Court issued orders modifying the findings and declarations set forth in (iv) above, on the grounds that it was legally unnecessary to resolve such issues since the Court had already ruled against the Director and DOI for other reasons.

  The September 9 Order permanently enjoined the Director and DOI from, among other things, (i) revoking, suspending or refusing to renew BCBSMo's insurance license based in any part upon the Reorganization or Public Offering; (ii) commencing a valuation of BCBSMo's assets and demanding a payment as a result of the Reorganization and Public Offering; (iii) commencing any administrative hearing or making any administrative determination based in any part upon the Reorganization and Public Offering;
(iv) instituting any seizure, receivership, conservatorship or similar action or proceeding against BCBSMo based in any part upon the Reorganization and Public Offering; and (v) taking any other action however denominated, against BCBSMo based in any part upon the Reorganization and Public Offering. This injunctive relief remains in place, but the Court's December 30 orders clarify that the injunction does not prohibit the Director and DOI from asserting that the post-Reorganization operations of BCBSMo may violate the health services corporation laws (even though such operations may have been affected by the Reorganization).

  On August 28, 1996, the Director and DOI filed an amended answer asserting a new counterclaim that the Reorganization and Public Offering were not reasonably designed to serve any of BCBSMo's purposes as a health services corporation and seeking a declaration that BCBSMo has exceeded or abused its authority conferred upon it by law. Under this counterclaim, the Director and DOI seek an order to rehabilitate BCBSMo or, in the alternative, injunctive relief.

  On October 18, 1996, the Attorney General filed a motion for leave to file an amended counterclaim against BCBSMo seeking a declaration that BCBSMo is a public benefit corporation, not a mutual benefit corporation, and requesting an order that BCBSMo amend its Articles of Incorporation accordingly. The Court granted the Attorney General's motion for leave to file the amended counterclaim, which remains pending.

  On December 30, 1996, the court issued three orders (the December 30 Orders): (i) denying BCBSMo's motion for summary judgment against the Attorney General; (ii) granting the Attorney General's motion for partial summary judgment against BCBSMo; (iii) denying BCBSMo's supplemental motion for summary judgment against the Director and DOI on their amended counterclaim; (iv) granting the Director and DOI's motion for summary judgment against BCBSMo on their amended counterclaim; and (v) modifying, in part, the Court's previous September 9 Order as described above. The December 30 Orders declared that (i) BCBSMo has continued to exceed or abuse its statutorily permissible purposes and the authority conferred on it by law; and (ii) BCBSMo is subject to judicial dissolution proceedings, but that prior to ordering dissolution, the Court is required to consider whether there are alternatives to dissolution and whether dissolution is in the public interest or is the best way of protecting the interests of its members.

  The Court also (i) certified the December 30 Orders and the September 9 Order, as modified, for immediate appeal; (ii) held in abeyance further proceedings on the Attorney General's counterclaim pending appeal; and (iii) stayed the legal effect of the order granting the Director and DOI summary judgment pending the filing of an appeal bond (which BCBSMo promptly filed). On January 9, 1997, BCBSMo filed a notice of appeal of the December 30 Orders. On January 21, 1997, the Director and DOI filed a notice of appeal of the September 9 Order, as modified. Both appeals are pending; briefing will continue through the summer and an appellate hearing is not likely to be scheduled before August.

  Notwithstanding the December 30 Orders, the company still believes that the counterclaims of the Director, DOI and the Attorney General are without merit and that BCBSMo's legal position is strong. If, however, BCBSMo does not prevail on appeal in overturning the summary judgment in favor of the Attorney General, it may be subject to dissolution proceedings if the Court determines that no reasonable alternatives to dissolution exist. Likewise, BCBSMo could be unsuccessful on the appeal of the relief already granted against the Director and DOI or in its defense of the Attorney General's amended counterclaim. Any of the foregoing could have a material adverse effect on the company and the market for the company's stock. See "Contingencies - Status of Blue Cross and Blue Shield trademark licenses."

Status of Blue Cross and Blue Shield trademark licenses

  BCBSMo has an exclusive trademark license (the Primary License), and the company, HALIC and BlueCHOICE have exclusive controlled affiliate licenses (the Affiliate Licenses), with the national Blue Cross and Blue Shield Association (BCBSA) giving them the right to use the "Blue Cross" and "Blue Shield" names, trademarks and service marks in connection with health insurance products marketed and sold in BCBSMo's licensed operating area (consisting of 85 counties in eastern and central Missouri). The trademark licenses require BCBSMo, the company and its controlled affiliates to pay license fees to BCBSA for the use of the trademarks. The company believes that the exclusive right to use the "Blue Cross" and "Blue Shield" trademarks provides it and its controlled affiliates with a significant marketing advantage in BCBSMo's licensed operating area, the loss of which would have a material adverse effect on the company and the market for the company's stock.

  The Affiliate Licenses are derivative of the Primary License and automatically terminate if the Primary License is terminated. According to their terms, the trademark licenses also automatically terminate if, among other things: (i) BCBSMo controls less than 51% of the total voting power of the company; (ii) BCBSMo, the company or its controlled affiliates do not maintain certain quality control standards; (iii) DOI assumes control of BCBSMo, the company or its controlled affiliates; or (iv) an action is instituted against BCBSMo, the company or its controlled affiliates seeking dissolution or liquidation or seeking the appointment of a trustee, receiver or custodian, which is not dismissed within 60 days of being instituted. According to their terms, if the trademark licenses are terminated, BCBSMo, the company and its controlled affiliates are jointly liable to BCBSA for payment of a termination fee in an amount equal to $25 times the number of licensed enrollees of the terminated entity and its controlled affiliates, and must give written notice of such termination to their enrollees.

  Although the 60-day period contemplated by (iv) in the immediately preceding paragraph would have expired on August 20, 1996, ongoing discussion with BCBSA did not give any indication that BCBSMo's pending litigation against the Attorney General, the Director and DOI described above (the Litigation) would have any impact on the retention of the licenses. On or about January 9, 1997, however, BCBSA notified BCBSMo that the Primary License and the Affiliate Licenses had automatically terminated because a counterclaim in the Litigation seeking dissolution of BCBSMo had been pending for 60 days. BCBSMo believes that the Litigation did not trigger the automatic termination provisions of the licenses and that such licenses remain in full force and effect, and has strongly stated this position to BCBSA. BCBSMo based its legal position upon, among other things: (i) the fact that the Attorney General's claim against BCBSMo seeks alternatives to dissolution, not the dissolution of BCBSMo; (ii) the fact that the trial court stayed the legal effect of the rulings adverse to BCBSMo in the Litigation pending their appeal and that there is no threat of the type contemplated by the licenses until the appeal is decided; (iii) Missouri franchise laws that mandate 90 days prior written notice of termination of the trademark licenses; and (iv) based upon the prior statements, actions and inaction of BCBSA, equitable principles of waiver, estoppel and laches prevent termination of the licenses. BCBSA decided to resolve the issue without litigation and to give BCBSMo, the company and its controlled affiliates the uninterrupted right to use the "Blue Cross" and "Blue Shield" names, trademarks and service marks by granting them new interim and temporary licenses, (thereby placing them in substantially the same position as if no termination had taken place). BCBSMo, the company and its controlled affiliates agreed to accept the benefits and rights under such new licenses, while reserving and in no manner waiving their rights under the Primary License and the Affiliate Licenses.

  The interim licenses gave BCBSMo, the company and its previously licensed controlled affiliates the right to continue to use the trademarks from the effective date of the purported automatic termination of the Primary License and the Affiliate Licenses until the date the temporary licenses were approved by the board of BCBSA. On January 20, 1997, the board of BCBSA granted new temporary licenses to BCBSMo, the company and its previously licensed controlled affiliates to continue to use the "Blue Cross" and "Blue Shield" names, trademarks and service marks. The temporary licenses will automatically terminate upon the expiration or termination of the stay of the Litigation entered on December 30, 1996. Pursuant to the temporary licenses, BCBSMo agreed not to bring any action against BCBSA arising out of the purported automatic termination or the granting of the interim and temporary licenses for so long as BCBSMo remains a licensee, whether temporary or permanent, of BCBSA. BCBSA also agreed that the provisions of the Primary License and the Affiliate Licenses requiring payment of the $25 per enrollee termination fee and notice of termination to each enrollee shall not apply so long as BCBSMo remains a licensee, whether temporary or permanent, of BCBSA.

  BCBSA agreed to grant to BCBSMo, the company and its previously licensed controlled affiliates full trademark licenses if and when (i) the Litigation is resolved in a manner that is in the best interests of BCBSA, the trademarks and the other Blue plans, and (ii) BCBSMo, the company and its previously licensed controlled affiliates are then in compliance with the terms of such full licenses and with BCBSA rules and regulations.

  As a result of the issuance of the temporary licenses, BCBSMo, the company, HALIC and BlueCHOICE currently have the right to continue to use the "Blue Cross" and "Blue Shield" names, trademarks and service marks pending the appeal of the Litigation. However, if BCBSMo is not successful in its appeal of the December 30 Orders issued in the Litigation, the company may lose the right to use such names, trademarks and service marks, which would have a material adverse effect on the company and the market for the company's stock. See "Contingencies - Litigation with DOI and Attorney General."

Other contingencies

  The company and BCBSMo received a market conduct report from the DOI in April 1996. The company has formally responded to the report. Certain of the criticisms made by the examiners involve compliance issues, which the company is currently addressing. The company believes, and has so alleged in the action described under "Litigation with DOI and Attorney General," that the market conduct study was not conducted for legitimate purposes of regulatory oversight but rather as a pretext to either revoke or refuse to renew BCBSMo's license to operate as a health services corporation and thus to improperly pressure and coerce BCBSMo into making the payment in the nature and amount described above under "Litigation with DOI and Attorney General." The company is in the process of discussing outstanding issues on the market conduct report. Although the company believes that any forfeitures legitimately required to be paid should not be material, the company cannot anticipate the potential actions of the DOI or their reasonableness.

  In addition to the matters described above, the company is a party to litigation in the normal course of business, including professional liability.

15. Segment information

  The company offers a comprehensive array of underwritten products including PPO, POS, HMO, Medicare supplement and managed indemnity coverages. The company also provides TPA and ASO services for self-insured organizations. All of the company's revenues, both underwritten premiums and self-funded fees and other income, are derived from domestic (United States) sources and no single customer accounts for more than 10% of total revenues.

  Operating income for the company's underwritten segment is determined by deducting from premium revenue the health care service costs, commissions, and general and administrative expenses, as well as any nonrecurring charges, that are attributable to that segment's operations. Operating income for the self-funded segment is determined by deducting from fees and other income the commissions, general and administrative expenses and non-recurring charges attributable to the segment. Expenses not directly traceable to an industry segment are allocated on a consistent and reasonable basis. Identifiable assets include assets used jointly by the two segments and are allocated among the segments based on a consistent and reasonable basis. Corporate identifiable assets include cash and investments that are maintained for general corporate purposes. Capital expenditures include additions to property, plant and equipment, including property acquired through capital leases. Financial information by segment is as follows:

Year ended December 31,
1996                        Underwritten  Self-funded  Corporate  Consolidated

  Revenues                    $595,661       $57,714                 $653,375
  Operating income (loss)      (13,741)          162                  (13,579)
  Capital expenditures          12,610         8,241                   20,851
  Depreciation and
    amortization expense         8,099         6,861                   14,960
  General and administrative
    expenses                    88,687        55,263                  143,950
  Non-recurring operating
    charges                      2,791         1,743                    4,534
  Identifiable assets          358,081       130,660     $43,403      532,144

1995

  Revenues                    $538,422      $ 53,458                 $591,880
  Operating income (loss)       23,461        (4,428)                  19,033
  Capital expenditures           8,126         5,661                   13,787
  Depreciation and
    amortization expense         5,473         5,811                   11,284
  General and administrative
    expenses                    85,026        55,447                  140,473
  Non-recurring operating
    charges                      1,500         1,974                    3,474
  Identifiable assets          349,156       137,207     $30,025      516,388

1994*

  Revenues                    $546,206      $ 37,374                 $583,580
  Operating income (loss)       26,399        (2,687)                  23,712
  Capital expenditures           9,709         7,092                   16,801
  Depreciation and
    amortization expense         3,389         2,880                    6,269
  General and administrative
    expenses                    87,612        39,154                  126,766
  Non-recurring operating
    charges                      1,191           393                    1,584
  Identifiable assets          334,482        41,000     $58,123      433,605

*pro forma

16. Transactions with Blue Cross and Blue Shield of Missouri

  Pursuant to an administrative services agreement, the company provides certain administrative and support services, including computerized data processing and management information systems, telecommunication systems and accounting, finance, legal, actuarial and other management services to BCBSMo. These expenses are allocated to and paid by BCBSMo in an amount equal to the direct and indirect costs and expenses incurred in furnishing these services. In addition, the company provides services to BCBSMo, which include health plan services, processing of claims related to such plans, provider contracting, market research and advertising, to be reimbursed on a basis that approximates cost. Management of the company and of BCBSMo consider such allocation methodologies and cost approximations reasonable and appropriate. The agreement has an initial three-year term and may be mutually extended by either party after the initial term with six months' written notice.

  General and administrative expense excludes net intercompany charges allocated to BCBSMo by the company for the respective periods, as follows:
                                              Year ended December 31,
                                             1996      1995      1994

  Services provided to BCBSMo              $15,968    $18,204    $20,906
  Services provided by BCBSMo               (4,237)    (2,974)    (2,972)
    Net expenses allocated to BCBSMo       $11,731    $15,230    $17,934

  The company has intercompany receivables and payables between the company and BCBSMo, which include $15.8 million of receivables and $16.7 million of payables related to the BCBSMo transfer of all economic risks and rewards on certain insurance policies originally issued by BCBSMo, pursuant to a reinsurance agreement. In addition, the intercompany receivables and payables include net intercompany transactions for general and administrative expenses.

17. Statutory information

  The operations of the company's subsidiaries, HALIC and BlueCHOICE, are subject to regulation and supervision by regulatory authorities of the various jurisdictions in which they are licensed to conduct business. Regulatory authorities exercise extensive supervisory power over the licensing of insurance companies; the amount of reserves that must be maintained; the approval of forms and insurance policies used; the nature of, and limitation on, an insurance company's investments; periodic examination of the operations of insurance companies; the form and content of annual statements and other reports required to be filed on the financial condition of insurance companies; and the establishment of capital requirements for insurance companies. HALIC and BlueCHOICE are required to file periodic statutory financial statements in each jurisdiction in which they are licensed. Additionally, HALIC and BlueCHOICE are periodically examined by the insurance departments of the jurisdictions in which they are licensed to do business.

     The company's subsidiaries, HALIC and BlueCHOICE, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Missouri Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The company's subsidiaries' statutory accounting practices do not encompass any permitted practices that differ materially from the prescribed statutory accounting practices.

18. Quarterly financial information (unaudited)
 (In thousands, except share data)

                                 Three months ended
1996                         31-Mar   30-Jun   30-Sep   31-Dec

Total revenues             $157,968 $161,380 $163,788 $170,239
Operating expenses          147,593  163,655  177,565  178,141
Operating income (loss)      10,375   (2,275) (13,777)  (7,902)
Investment income, net        4,519    5,567    3,551    3,895
Other, net                   (1,393)  (1,123)  (1,544)  (1,260)
Income (loss) before taxes   13,501    2,169  (11,770)  (5,267)
Provision (benefit) for
   income taxes               5,276      885   (3,914)  (1,587)
Net income (loss)             8,225    1,284   (7,856)  (3,680)
Earnings (loss) per share   $  0.44  $ $0.07  $ (0.42)   (0.20)
Weighted average shares
    outstanding              18,681   18,680   18,677   18,677
Membership (in thousands)     1,669    1,732    1,774    1,853

1995
Total revenues             $146,496 $144,118 $146,661 $154,605
Operating expenses          137,882  136,280  145,787  152,898
Operating income              8,614    7,838      874    1,707
Investment income, net        3,843    4,563    3,869    6,069
Other, net                     (685)    (292)    (865)  (1,485)
Income before taxes          11,772   12,109    3,878    6,291
Provision for income taxes    4,203    4,665      238    1,374
Net income                    7,569    7,444    3,640    4,917
Earnings per share          $  0.40 $    .40 $   0.19  $  0.26
Weighted average
      shares outstanding     18,690   18,690   18,690   18,681
Membership (in thousands)       824      801    1,541    1,583


                       Report of Independent Accountants


To the Board of Directors
of RightCHOICE Managed Care, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of RightCHOICE
Managed Care, Inc., and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the Consolidated Financial
Statements, the company changed its method of accounting for certain investments in debt and equity securities in 1994.

Price Waterhouse LLP
St. Louis, Missouri
February 14, 1997


                              Board of Directors
                        RightCHOICE Managed Care, Inc.

John A. O'Rourke (Chairman)
  Chairman, President, and Chief Executive Officer
  RightCHOICE Managed Care, Inc.
  President and Chief Executive Officer
  Blue Cross and Blue Shield of Missouri
  Chairman and Chief Executive Officer
  HMO Missouri, Inc. (d/b/a BlueCHOICE)
  Chairman, HealthLink, Inc.
  Chairman, HealthLink HMO, Inc.
  St. Louis, Missouri

Norman J. Tice (Vice-Chairman) (d)
  Retired
  St. Louis, Missouri

Frederic C. Brussee (Director)
  St. Louis, Missouri

William H.T. Bush (Director) (a) (b) (d)
  Chairman
  Bush-O'Donnell & Company, Inc.
  St. Louis, Missouri

Ronald G. Evens, M.D. (Director) (b) (c) (d)
  Director
  Mallinckrodt Institute of Radiology, Inc.
  Washington University Medical Center
  St. Louis, Missouri

Edward C. Gomes, Jr. (Director) (a) (c)
  President and Chief Executive Officer
  Lionmark Construction Companies
  St. Louis, Missouri

Earle H. Harbison, Jr. (Director) (b) (c) (d)
  Chairman
  Harbison Corporation
  St. Louis, Missouri

Roy Heimburger (Director)
  St. Louis, Missouri

Roger B. Porter, Ph.D. (Director) (a) (c)
  Professor of Business & Government
  Kennedy School of Government
  Harvard University
  Cambridge, Massachusetts

Gloria W. White (Director) (a) (b)
  Vice Chancellor for Human Resources
  Washington University
  St. Louis, Missouri

 (a) Member, Audit Committee
 (b) Member, Compensation Committee
 (c) Member, Finance and Investment Committee
 (d) Member, IOS Project Oversight Committee

Executive Officers

John A. O'Rourke
  Chairman, President, and Chief Executive Officer
  RightCHOICE Managed Care, Inc.

Kenneth M. Evelyn
  Senior Vice President and
    Chief Marketing Officer
  President and Chief Operating Officer,
  HMO Missouri, Inc. (d/b/a BlueCHOICE)

Janice C. Forsyth
  Senior Vice President
  General Counsel and Corporate Secretary

Joseph R. Huguenard, M.D.
  Senior Vice President
  Medical Management and
    Corporate Medical Director

Joseph V. Marabito
  Senior Vice President
  Strategy and Corporate Development

Herbert B. Schneiderman
  Senior Vice President
  Medical Delivery Systems

Edward J. Tenholder
  Senior Vice President
  Client Services and Corporate Support

Sandra A. Van Trease
  Senior Vice President and
    Chief Financial Officer

David T. Ott
  Acting President and Chief Executive Officer
  HealthLink, Inc.

Courtney Walter
  Acting Executive Vice President
  HealthLink, Inc.

                            Shareholder Information

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., CDT, May 13, 1997, at Blue Cross and Blue Shield Plaza, Room
508, 1831 Chestnut Street, St. Louis, MO.

Independent Public Accountant
Price Waterhouse LLP
St. Louis, MO

Corporate Counsel
Stinson, Mag & Fizzell
Kansas City, MO

Trustee, Transfer Agent and Registrant
Boatmen's Trust Company
St. Louis, MO

Shareholders' Data
                                           1996
                 4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
Outstanding
common shares     18,676,900      18,676,900      18,676,900      18,680,600
Market price:
 Quarter ending      $10 5/8         $12 1/4         $12 3/8         $16 1/4
Range         $8 7/8-$12 5/8     $11-$13 3/8 $12 1/4-$17 5/8 $12 7/8-$17 1/8

                                           1995
                 4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
Outstanding
common shares     18,681,200      18,681,900      18,690,000      18,690,000
Market price:
Quarter ending           $13         $14 7/8             $12             $18
Range        $11 3/4-$15 1/8 $11 1/2-$15 1/8 $11 1/2-$18 1/8     $14-$18 7/8

Annual Report Form 10-K

The company has filed an annual report with the Securities and Exchange Commission on Form 10-K. Shareholders may obtain a copy of the Form 10-K without charge, by writing:

Investor Relations
RightChoice Managed Care, Inc.
1831 Chestnut Street, Mail Route FRR-4073
St. Louis, MO  63103

RightCHOICE Managed Care, Inc. is traded on the New York
Stock Exchange (NYSE) under the symbol "RIT." There were 146 shareholders of record on February 28, 1997.

Note: RightCHOICE Managed Care, Inc. is an insurance holding company. Coverage offered through RightCHOICE is underwritten by Healthy Alliance Life Insurance Company, HMO
Missouri, Inc. (d/b/a BlueCHOICE), and RightCHOICE Insurance
Company.